UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Clarification on arbitrations filed by pension funds

Rio de Janeiro, November 13, 2017 - Petróleo Brasileiro S.A. - Petrobras, in
relation to press reports, informs it has not yet been notified about the adhesion of the Petros, Previ and Funcef pension funds to the arbitration filed against the Company at the B3 Arbitration Chamber.
Petrobras considers that the legislation does not support this initiative, as the Company is a victim of the acts unveiled by Operation Car Wash, as acknowledged in all instances of the Brazilian Judiciary that issued an opinion on the subject, especially the Brazilian Supreme Court. The Company will continue to seek full reimbursement from the true culprits, since it understands that this will enable it to preserve the interests of its shareholders and all its stakeholders, in line with the Principles set forth in Law No. 6404/76
(Brazilian Corporation Law).
In this regard, Petrobras has received, to date, over R$ 800 million, recovered by Brazilian authorities, from companies and individuals involved in criminal practices that have harmed the Company. Additionally, it acts in more than 40 criminal actions as an assistant prosecutor of the Federal Prosecutors Office and in 14 actions of administrative improbity.
Petrobras will continue to take all appropriate measures to guarantee its interests and the interests of its shareholders.
______________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947
FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.
The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: November 13, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer